EXHIBIT 12.1
Corporate Office Properties Trust
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(Dollars in thousands)

	Years Ended December 31, 2014
	2014	2013	2012	2011	2010
Earnings:
Income (loss) from continuing operations before equity in income (loss) of unconsolidated entities and income taxes	$34,590	$36,704	$8,894	$(85,580)	$24,693
Gain on sales of real estate, excluding discontinued operations	10,671	9,016	21	2,732	2,840
Combined fixed charges and preferred share dividends (from below)	115,842	120,307	133,345	139,159	135,836
Amortization of capitalized interest	2,374	1,977	1,798	1,610	1,363
Distributed income (loss) of equity investees	225	1,857	—	(31)	—
Subtract:
Capitalized interest (from below)	(6,065)	(8,785)	(13,903)	(17,400)	(16,524)
Preferred share dividends included in fixed charges	(15,939)	(19,971)	(20,844)	(16,102)	(16,102)
Preferred unit distributions included in fixed charges	(660)	(660)	(660)	(660)	(660)
Preferred distributions of other consolidated entities	(16)	(16)	(16)	—	—
Total earnings	$141,022	$140,429	$108,635	$23,728	$131,446

Combined Fixed Charges and Preferred Share Dividends:
Combined fixed charges and preferred share dividends:
Interest expense on continuing operations	$92,393	$82,010	$86,401	$90,037	$87,551
Interest expense on discontinued operations	—	8,221	10,397	14,264	14,577
Capitalized interest (internal and external)	6,065	8,785	13,903	17,400	16,524
Amortization of debt issuance costs-capitalized	186	144	649	183	19
Interest included in rental expense	583	500	475	513	403
Preferred share dividends	15,939	19,971	20,844	16,102	16,102
Preferred unit distributions	660	660	660	660	660
Preferred distributions of other consolidated entities	16	16	16	—	—
Total combined fixed charges and preferred share dividends	$115,842	$120,307	$133,345	$139,159	$135,836

Ratio of earnings to combined fixed charges and preferred share dividends	1.22	1.17	0.81	0.17	0.97
Deficiency			$24,710	$115,431	$4,390